Exhibit 99.1

GERDAU S.A. and subsidiaries 2Q10 Quarterly Results	08/05/10

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. Beginning its growth trajectory over a century ago, today Gerdau is one of the main consolidators of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and special long steel and flat steel based primarily on the electric-arc furnace and mini-mill production process, and its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stock is traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges and has a base of more than 140,000 shareholders.

Highlights in the Second Quarter of 2010

	2nd quarter		2nd quarter		Variation	1st Quarter		1st Half		1st Half		Variation
Key Information	2010		2009		2Q10/2Q09	2010		2010		2009		1H10/1H09
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,711		3,100		52%	4,360		9,071		5,649		61%
Rolled steel	3,910		2,792		40%	3,580		7,490		5,238		43%
Shipments (1,000 tonnes)	4,383		3,378		30%	4,053		8,436		6,440		31%
Net Sales (R$ million)	8,296		6,401		30%	7,108		15,404		13,369		15%
EBITDA (R$ million)	1,720		595		189%	1,401		3,121		1,194		161%
Net Income (R$ million)	856		(329)		—	573		1,429		(294)		—
Gross Margin	22%		12%			20%		21%		11%
EBITDA Margin	21%		9%			20%		20%		9%
Net Margin	10%		-5%			8%		9%		-2%
Shareholders’ Equity (R$ million)	23,228		22,324			22,654		23,228		22,324
Total Assets (R$ million)	46,328		49,272			45,636		46,328		49,272
Net Income / Shareholders’ Equity (1)	12%		6%			7%		12%		6%
Gross Debt / Total Capitalization (2)	39%		46%			39%		39%		46%
Net Debt / Total Capitalization (3)	31%		36%			31%		31%		36%
Gross Debt / EBITDA (4)	2.6	x	2.9	x		3.2	x	2.6	x	2.9	x
Net Debt / EBITDA (4)	1.8	x	2.0	x		2.2	x	1.8	x	2.0	x

(1)  Net Income in last 12 months / Shareholders’ Equity at end of period

(2) Total Capitalization = Shareholders’ Equity + Gross Debt

(3) Total Capitalization = Shareholders’ Equity + Net Debt

(4) EBITDA in last 12 months

Performance in the Second Quarter of 2010

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and ratified by CVM Instruction 457 of July 13, 2007.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel;

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil;

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Production

Crude Steel

•      On a consolidated basis, Gerdau’s crude steel production was 4.7 million tonnes in 2Q10, up 52% from the same period last year. The Company increased production in line with the recoveries observed in each of its business operations. The Brazil BO was the highlight in this comparison period, with production growth of 53%, which was due to the resumption of operations of Blast Furnace 1 at the Ouro Branco unit in Minas Gerais as of July 2009, which has annual production capacity of 3 million tonnes and focuses on the production of semi-finished products for the export market. At the Specialty Steel BO, government programs targeting the automotive industry, improvements in demand and financial credit access, supported an increase of 123% in crude steel production, with a improvement in all operational regions (Brazil, United States and Spain). The North America BO increased its crude steel production by 36% to adjust its inventories and meet the higher demand in 2Q10. At the Latin America BO, the 22% growth in crude steel production was also supported by the rebuilding of inventories and by the higher demand in the comparison period. At the Peru unit, a new electric-arc furnace was installed, which started operating normally since July, 2010, substituting the two previous furnaces. Besides a new electric-arc furnace was installed in this unit a new dedusting system in order to protect the air.

•      In the comparison of 2Q10 with 1Q10, consolidated production of crude steel increased 8%, led by the Specialty Steel and Brazil BOs, which registered growth of 15% and 6%, respectively, driven primarily by the improvement in demand observed in the markets of Brazil and Spain. At the Latin America BO, a highlight was the production improvement in Chile, where all Gerdau units resumed normalized operations.

Rolled Products

•      Consolidated production of rolled products was 3.9 million tonnes in 2Q10, up 40% from the same period last year. The highlight in the period was the Specialty Steel BO, which more than doubled its production to 809,000 tonnes. The Brazil and North America BOs also posted recoveries in the period, with increases of 37% and 27%, respectively.

•      In relation to 1Q10, rolled products production increased by 9%, led by the Specialty Steel BO, which expanded production by 17% in 2Q10, in line with the growth in crude steel output.

Production	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(1,000 tonnes)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Crude Steel (slabs, blooms and billets)
Brazil	1,784	1,168	53%	1,680	3,465	2,047	69%
North America	1,652	1,217	36%	1,588	3,239	2,261	43%
Latin America	386	317	22%	321	707	632	12%
Specialty Steel	889	398	123%	771	1,660	709	134%
Total	4,711	3,100	52%	4,360	9,071	5,649	61%

Rolled steel
Brazil	1,106	874	27%	1,034	2,140	1,552	38%
North America	1,508	1,103	37%	1,425	2,933	2,197	34%
Latin America	487	416	17%	427	914	760	20%
Specialty Steel	809	399	103%	694	1,503	729	106%
Total	3,910	2,792	40%	3,580	7,490	5,238	43%

Note: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Production (in thousands of tonnes)	Rolled Products Production (in thousands of tonnes)

Shipments

•      Consolidated Shipments totaled 4.4 million tonnes in 2Q10, 30% higher than in 2Q09, a period that was severely affected by the global crisis. The Brazil BO contributed the most to this recovery, with steel shipments growth of 38%, driven primarily by shipments to the domestic market. Industrial production, which posted growth of 16% in the first half 2010 in relation to the same period last year, played a key role in supporting Gerdau’s sales in Brazil. The construction sector continues to be supported by strong demand growth in the Brazilian market. Shipments of ready-to-use steel products, such as fabricated rebar for construction, made important contributions to this recovery and already represent around 30% of shipments to the construction industry. Brazilian exports remained virtually in line with 2Q09. Despite the decline in exports of finished products, which were redirected to the domestic market, exports of semi-finished products increased, reflecting the resumption of production at Blast Furnace 1 at the Ouro Branco unit in Minas Gerais, as mentioned earlier. At the North America BO, where shipments grew 17%, demand increased in the period, partially related to energy projects (wind, nuclear and oil). The Specialty Steel BO recorded shipments growth of 73%, reflecting the series of monthly records for vehicle production in Brazil and the continued solid demand in the U.S. automotive industry during 2010. The Latin America BO, where sales volume were affected by the crisis to a lesser extent, posted shipments growth of 6% in the period, led by the Chile and Argentina units.

•      In relation to 1Q10, consolidated shipments grew by 8% in the quarter.

Consolidated Shipments (1)	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(1,000 tonnes)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Brazil	1,672	1,212	38%	1,528	3,200	2,308	39%
Domestic Market	1,278	812	57%	1,150	2,428	1,533	58%
Exports	394	400	-2%	378	772	775	0%
North America	1,449	1,239	17%	1,345	2,794	2,319	20%
Latin America (2)	535	507	6%	546	1,081	994	9%
Specialty steels	727	420	73%	634	1,361	819	66%
Total	4,383	3,378	30%	4,053	8,436	6,440	31%

(1) - Excludes shipments to subsidiaries

(2) - Excludes coke sales

Note: the information above does not include data from shared controlled companies and joint ventures.

Consolidated Shipments(1)

(in thousands of tonnes)

(1) - Excludes shipments to subsidiaries.

Results

Net Sales

•      Consolidated net sales totaled R$ 8.3 billion in 2Q10, up 30% from 2Q09, due to the increased shipments. The Brazil BO recorded net sales of R$ 3.3 billion, 37% higher than in 2Q09, reflecting the 38% upturn in shipments. At the North America BO, net sales was R$ 2.3 billion in 2Q10, 10% more than in 2Q09. This improvement reflects the growth of 17% in shipments, which was partially offset by the 6% reduction in net sales per ton, given the appreciation of 14% in the Brazilian real against the U.S. dollar between the two periods. At the Latin America BO, net sales increased 13% from 2Q09, supported by the higher shipments and better prices in 2Q10. The Specialty Steel BO recorded an increase of 64% in net sales in the comparison period due to the higher shipments.

•      In relation to 1Q10, the 17% growth in consolidated net sales was basically due to the increases of 8% in both shipments and net sales per ton sold in the period. The highlights in the periods were the Brazil and Specialty Steel BOs, which recorded increases of 15% and 24% in net sales, respectively, due to the higher shipments and prices in the comparison period.

Net Sales	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(R$ million)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Brazil	3,296	2,408	37%	2,871	6,167	4,774	29%
Domestic Market	2,853	2,019	41%	2,518	5,371	3,988	35%
Exports	443	389	14%	353	796	786	1%
North America (1)	2,317	2,112	10%	1,999	4,316	4,510	-4%
Latin America (2)	903	798	13%	803	1,706	1,710	0%
Specialty Steel	1,780	1,083	64%	1,435	3,215	2,375	35%
Total	8,296	6,401	30%	7,108	15,404	13,369	15%

Note: the information above does not include data from shared controlled companies and joint ventures.

(1) - In the comparition 1H10 x 1H09, there was an increase of 17%, in US Dollar.

(2) - Includes coke sales.

Cost of Goods Sold and Gross Margin

•      On a consolidated basis, cost of goods sold increased 15% in 2Q10, compared with growth of 30% in net sales in the same period. As a result, gross margin increased from 12% in 2Q09 to 22% in 2Q10. At the Brazil BO, the higher dilution of fixed costs led to gross margin expansion from 27% in 2Q09 to 29% in 2Q10. The North America BO posted an increase in gross margin from 6% in 2Q09 to 11% in 2Q10, due to the higher shipments and subsequent greater dilution of fixed costs. At the Latin America BO, gross margin improved from -3% in 2Q09 to +21% in 2Q10, which is explained by the efforts to reduce costs made over the course of 2009, the higher prices practiced and the stronger shipments. At the Specialty Steel BO, gross margin rose from zero in 2Q09 to 24% in 2Q10, primarily due to the higher dilution of fixed costs and the strong growth in shipments.

•      Consolidated gross margin improved from 20% in 1Q10 to 22% in 2Q10, supported by the growing recovery in operations, which was led by the Latin America BO, where gross margin expanded from 14% in 1Q10 to 21% in 2Q10.

Selling, General and Administrative Expenses

•      Selling, general and administrative expenses as percentage of net sales decreased from 9% in 1Q10 to 7% in 2Q10, despite the nominal increase of 10% in these expenses in the comparison period.

Equity Income

•      Companies in which Gerdau has shared control or joint ventures are not consolidated and their results are evaluated based on the equity method.

•      Considering the respective equity interests, these companies sold 282,000 tonnes of steel products in the second quarter, a growth of 40% from 2Q09, and generated net sales revenue of R$ 419 million.

•      Based on these companies’ results, equity income was a gain of R$ 46 million in 2Q10, versus a loss of R$ 56 million in 2Q09.

EBITDA

•      Consolidated EBITDA (earnings before interest, tax, depreciation, amortization and losses from asset impairment), also known as operating cash flow, was R$ 1.7 billion in 2Q10, versus R$ 595 million in 2Q09, reflecting the higher shipments and better equity income from shared-control companies and joint ventures. EBITDA margin in the period was 21%, versus 9% in 2Q09.

Consolidated EBITDA Breakdown	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(R$ million)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Net Income	856	(329)	—	573	1,429	(294)	—
Provision for Income Tax and Social Contribution	255	(517)	—	247	502	(339)	—
Net Financial Result	137	(81)	—	122	259	(169)	—
Depreciation and Amortization	472	442	7%	459	931	916	2%
Losses from asset impairment	—	1,080	—	—	—	1,080	—
EBITDA	1,720	595	189%	1,401	3,121	1,194	161%
EBITDA margin	21%	9%		20%	20%	9%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the  periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not  standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA	2nd quarter	2nd quarter	1st quarter	1st Half	1st Half
(R$ million)	2010	2009	2010	2010	2009
EBITDA (1)	1,720	595	1,401	3,121	1,194
Depreciation and Amortization (non cash)	(472)	(442)	(459)	(931)	(916)
Losses from asset impairment (non cash)	—	(1,080)	—	—	(1,080)
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES (2)	1,248	(927)	942	2,190	(802)

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statements

•      In 2Q10, the Brazil BO accounted for 51% of consolidated EBITDA in the period, or R$ 876 million, up 53% from 2Q09, which was explained by the higher shipments in the period, which resulted in greater dilution of fixed costs. The North America BO recorded EBITDA of R$ 249 million in 2Q10 (15% of consolidated EBITDA), more than double the figure recorded in 2Q09, reflecting the higher shipments, which resulted in greater dilution of fixed costs and expenses. The Latin America BO recorded EBITDA of R$ 191 million in 2Q10 (11% of consolidated EBITDA), versus the EBITDA loss of R$ 95 million in 2Q09, basically explained by the higher prices practiced and lower costs in the period. The Specialty Steel BO posted EBITDA of R$ 404 million in 2Q10 (23% of consolidated EBITDA), compared with the EBITDA loss of R$ 6 million in 2Q09, due to the higher shipments, which led to greater dilution of fixed costs and lower expenses.

EBITDA (R$ million)	EBITDA Margin (%)

•      Consolidated EBITDA rose 23%, from R$ 1.4 billion in 1Q10 to R$ 1.7 billion in 2Q10. The improvement reflects the higher EBITDA in all business operations, especially the Specialty Steel and Latin America BOs. Consolidated EBITDA margin improved from 20% to 21%.

EBITDA by Business Operation	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(R$ million)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Brazil	876	571	53%	796	1,672	1,224	37%
North America	249	125	99%	207	456	213	114%
Latin America	191	(95)	—	108	299	(234)	—
Specialty Steel	404	(6)	—	290	694	(9)	—
Total	1,720	595	189%	1,401	3,121	1,194	161%

	2nd quarter of 2010
EBITDA by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	412	84	128	232	856
Net Financial Result	208	46	5	(4)	255
Provision for Income Tax and Social Contribution	20	9	22	86	137
Depreciation and Amortization	236	110	36	90	472
EBITDA	876	249	191	404	1,720

Financial Result

•      The consolidated financial result in 2Q10 was an expense of R$ 255 million, which compares with the gain of R$ 517 million in 2Q09. This variation is basically due to the depreciation of 1% in the Brazilian real against the U.S. dollar in the quarter (negative impact of R$ 26 million), compared with the appreciation of 16% in 2Q09 (positive impact of R$ 696 million), which impacted a portion of the loans denominated in foreign currency contracted by the companies in Brazil.

Financial result	2nd quarter	2nd quarter	1st quarter	1st Half	1st Half
(R$ million)	2010	2009	2010	2010	2009
Financial income	72	139	76	148	238
Financial expenses	(302)	(335)	(253)	(555)	(728)
Foreign exchange variation, net	(26)	696	(71)	(97)	845
Gains (losses) from hedge operations, net	1	17	1	2	(16)
Financial result	(255)	517	(247)	(502)	339

•      Note that of the total foreign-currency debt of US$ 2.9 billion contracted by companies in Brazil as of June 30, 2010, US$ 1.5 billion is linked to the acquisition of companies abroad, whose foreign exchange variation is booked directly under shareholders’ Equity, in accordance with IFRS. For the remaining US$ 1.4 billion, the foreign exchange gains or losses are recorded on the income statement.

Net Income

•      Consolidated net income in 2Q10 was R$ 856 million, versus a loss of R$ 329 million in 2Q09. Note that net income in the quarter was adversely affected by losses from asset impairment in the amount of R$ 797 million. Excluding this effect, net income in 2Q09 would be R$ 467 million.

Net Income	2nd quarter	2nd quarter	Variation	1st quarter	1st Half	1st Half	Variation
(R$ million)	2010	2009	2Q10/2Q09	2010	2010	2009	1H10/1H09
Brazil	412	643	-36%	337	749	1,115	-33%
North America	84	(70)	—	43	127	(148)	—
Latin America	128	(219)	—	56	184	(451)	—
Specialty Steel	232	(683)	—	137	369	(810)	—
Net Income	856	(329)	—	573	1,429	(294)	—

•      At the Brazil BO, net income was R$ 412 million in 2Q10, 36% lower than in 2Q09. The result was basically due to the foreign exchange loss of R$ 39 million in 2Q10, compared with the exchange gain of R$ 622 million in 2Q09. The other business operations posted positive results in 2Q10, reversing the net losses posted in 2Q09.

•      In relation to 1Q10, consolidated net income increased 49%, primarily driven by the better operational result in all business operations in the period.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 2Q10, the prepayment of the minimum mandatory dividends for fiscal year 2010, as shown below:

•          Metalúrgica Gerdau S.A.

•          R$ 89 million (R$ 0.22 per share)

•          Payment on August 26, 2010

•          Record date on August 16, 2010 (ex-dividends as of August 17)

•          Gerdau S.A.

•          R$ 199 million (R$ 0.14 per share)

•          Payment on August 26, 2010

•          Record date on August 16, 2010 (ex-dividends as of August 17)

Financial Cycle and Working Capital

The financial cycle (working capital divided by daily net sales in the quarter) fell to 92 days, 13 less than in June 2009. In relation to December 2009, the cycle remained virtually stable, with proportional increases in net sales and working capital, despite the growth of R$ 1.8 billion in the latter due to the expansion of operations, which increased working capital to R$ 8.4 billion in June 2010.

Working capital
(R$ million)	06/30/2010	06/31/2009
Accounts receivable	3,569	2,586
Inventories	7,181	5,752
Accounts payable	2,315	1,705
Working capital	8,435	6,633

Financial Cycle and Working Capital

Investments

•      In the second quarter of 2010, investments in fixed assets totaled R$ 220 million. Of this total, 62% was allocated to units in Brazil and the remaining 38% to units located abroad. A total of R$ 453 million has been disbursed to date in 2010.

•      The capital expenditure plan for the period from 2010 to 2014 is estimated at R$ 11 billion, and includes both strategic investments (see table below) and maintenance investments.

Main investments approved	Location	R$ million	Additional capacity (‘000 tonnes)	Start-up
Steel
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Ouro Branco-MG	Brazil	2,400	1,900	2012
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	100	160	2011
Rolling mill - rolls	Brazil	490	600	2013
Specialty steel rolling mill	Brazil	350	500	2012
Substitution of electric arc furnace at the melt shop and new dedusting system	Peru	67	—	2010
Specialty steel and rebar rolling mill, sintering and power geration(1)	India	126	300	2011

Other Investments
Expansion of mining capacity to 7 million tonnes	Brazil	533	—	2012
Fabricated Rebars and ready-to-use steel products unit	Brazil	350	—	2011
Caçu and Barra de Coqueiros HPP(2)	Brazil	57	—	2010
Port facility (for coal and coke shipments)	Colombia	27	—	2011
Gerdau Template (integrated management system)	Global	179	—	2012

(1) Since it is a joint venture, the capacity is not included in consolidated figures

(2) Started commercial operation in July, with total generating capacity of 155 MW (totally directed to its own consumption). Total investment of R$ 670 million (R$ 613 million already disbursed)

•      The following investments are still under analysis:

•      Capacity expansion and improvement of product quality at the Specialty Steel BO in the United States.

•      Additional expansion of fabricating rebar and ready-to-use steel product units (Brazil).

Financial Liabilities

•      Net debt (loans and financings, plus debentures and less cash, cash equivalents and investments) stood at R$ 10.4 billion on June 30, 2010, corresponding to 1.8 times EBITDA in the last 12 months.

•      Cash (cash, cash equivalents and investments) totaled R$ 4.3 billion on June 30, of which 38% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

Indebtedness
(R$ million)	June 30, 2010	Dec. 31, 2009
Short-term	1,483	1,357
Local currency (Brazil)	854	843
Foreign currency (Brazil)	183	197
Companies abroad	446	317
Long-term	13,270	13,164
Local currency (Brazil)	2,232	2,002
Foreign currency (Brazil)	5,095	5,268
Companies abroad	5,943	5,894
Gross debt	14,753	14,521
Cash, cash equivalents and financial investments	4,317	4,819
Net debt	10,436	9,702

•      Gross Debt (loans and financings, plus debentures) stood at R$ 14.8 billion on June 30, 2010 of which 10% was short-term (R$ 1.5 billion) and 90% was long-term (R$ 13.3 billion), with average maturity of 6 years and 10 months.

•      On June 30, the composition of gross debt was 21% in Brazilian real, 36% in foreign currency contracted by companies in Brazil and 43% in a variety of currencies contracted by subsidiaries abroad.

•      On June 30, 2010, the weighted average nominal cost of gross debt was 8% for the amount denominated in Brazilian real, 7% plus foreign-exchange variation for the amount denominated in USD contracted by companies in Brazil and 4% for the amount contracted by the subsidiaries abroad.

Gross Debt

(R$ billion)

•      On June 30, the debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
3rd quarter 2010	506
4th quarter 2010	394
1st quarter 2011	218
2rd quarter 2011	365
Total	1,483

Long-term	R$ million
2011	308
2012	3,236
2013	1,965
2014	710
2015 and after	7,051
Total	13,270

•      Gerdau’s main debt indicators at the close of June showed improvement, given the stability in the debt position and the higher operating cash flow in the last 12 months (EBITDA). The gross debt/EBITDA ratio declined from 3.8 times on December 31, 2009 to 2.6 times on June 30, 2010, while the net debt/EBITDA ratio fell from 2.5 times to 1.8 times in the same comparison period.

Indicators	June 30, 2010		Dec. 31, 2009
Gross debt / Total capitalization (1)	39%		40%
Net debt / Total capitalization (2)	31%		31%
Gross debt / EBITDA (3)	2.6	x	3.8	x
Net debt / EBITDA (3)	1.8	x	2.5	x

(1) Total Capitalization = Shareholders’ Equity + Gross Debt

(2) Total Capitalization = Shareholders’ Equity + Net Debt

(3) Accrued to the last 12 months

Proposal for the acquisition of minority interest in Gerdau Ameristeel

•      On June 29, Gerdau S.A. and Gerdau Ameristeel Corporation signed a final Arrangement Agreement (“Agreement”) with the objective of delisting Gerdau Ameristeel, offering a price of US$ 11.00 cash per common share, as announced on June 2. The transaction, which is valued at US$ 1.6 billion, is being implemented under the scope of the Plan of Arrangement and was approved unanimously by Gerdau Ameristeel’s Board of Directors, as per the report and unanimous recommendation of the Special Committee of independent directors. This report determined that the Agreement is fair for the Company’s minority shareholders and as such recommended that the minority shareholders of Gerdau Ameristeel vote in favor of the transaction. The Special Shareholders Meeting, which will address the Agreement, is scheduled for August 10, 2010, subject to final approval of documents by North American capital market regulatory authorities, and will require approval of a simple majority of votes submitted by the minority shareholders. Additionally, the Agreement requires approval by the Superior Court of Ontario.

•      On July 28, Gerdau S.A. and Gerdau Ameristeel Corporation announced that both ISS Proxy Advisory Services (ISS) and Glass Lewis & Co., leading proxy advisory firms who provide advice and voting recommendations to shareholders, have each published a report recommending that their subscribers vote ‘FOR’ the resolution approving the plan of arrangement mentioned previously. Both reports point to, among other things, the significant premium being provided to the minority shareholders, as well as the unanimous support of the Gerdau Ameristeel Corporation special committee of independent directors, in concluding that minority shareholders should support the transaction.

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	06/30/2010	12/31/2009
CURRENT ASSETS
Cash and cash equivalents	1,875,269	2,091,944
Short-term investments
Held for Trading	1,993,705	2,619,418
Available for sale	401,528	58,296
Trade accounts receivable	3,568,689	2,585,709
Inventories	7,181,048	5,751,593
Tax credits	698,847	788,564
Prepaid expenses	93,891	66,761
Unrealized gains on derivatives	4,260	5,737
Other current assets	202,543	196,664
	16,019,780	14,164,686

NON-CURRENT ASSETS
Long-term investments	46,832	49,690
Tax credits	371,832	484,434
Deferred income taxes	1,506,070	1,347,036
Unrealized gains on derivatives	20,872	14,297
Prepaid expenses	97,411	99,097
Judicial deposits	401,022	324,678
Other non-current assets	214,200	215,251
Prepaid pension cost	547,285	516,360
Investments in associates and jointly-controlled entities	1,271,002	1,199,910
Other investments	18,878	19,635
Goodwill	8,603,983	8,424,341
Other Intangibles	969,668	992,800
Property, plant and equipment, net	16,238,916	16,731,101
	30,307,971	30,418,630

TOTAL ASSETS	46,327,751	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	06/30/2010	12/31/2009
CURRENT LIABILITIES
Trade accounts payable	2,315,447	1,705,058
Short-term debt	1,369,661	1,356,781
Debentures	113,166	—
Taxes payable	703,290	675,681
Payroll and related liabilities	440,321	354,518
Dividends payable	16,203	365,811
Unrealized losses on derivatives	1,467	2,483
Environmental liabilities	11,199	9,835
Other current liabilities	312,355	348,354
	5,283,109	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	12,794,682	12,563,155
Debentures	475,694	600,979
Deferred income taxes	2,225,941	2,273,759
Unrealized losses on derivatives	120,108	90,377
Provision for tax, civil and labor liabilities	554,428	447,171
Environmental liabilities	65,924	66,642
Employee benefits	829,290	961,300
Put options on minority interest	451,469	518,096
Other non-current liabilities	299,233	238,523
	17,816,769	17,760,002

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(165,519)	(124,685)
Legal reserve	200,205	200,205
Stock options	14,639	9,018
Retained earnings	6,637,685	5,578,045
Other comprehensive income	(1,438,635)	(1,339,915)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	19,433,180	18,507,473

NON-CONTROLLING INTERESTS	3,794,693	3,497,320

EQUITY	23,227,873	22,004,793

TOTAL LIABILITIES AND EQUITY	46,327,751	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the six months period ended
	06/30/2010	06/30/2009	06/30/2010	06/30/2009

NET SALES	8,295,748	6,401,515	15,403,334	13,369,300
Cost of sales	(6,481,762)	(5,643,588)	(12,182,041)	(11,870,126)
GROSS PROFIT	1,813,986	757,927	3,221,293	1,499,174
Selling expenses	(137,924)	(106,097)	(259,149)	(212,262)
General and administrative expenses	(475,658)	(453,201)	(857,719)	(945,402)
Impairment of assets	—	(1,080,063)	—	(1,080,063)
Other operating income	9,910	29,233	48,518	111,324
Other operating expenses	(8,555)	(19,287)	(25,006)	(54,708)
Equity in earnings of unconsolidated companies	45,926	(55,753)	61,228	(120,716)
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,247,685	(927,241)	2,189,165	(802,653)
Financial revenues	71,680	139,463	147,482	238,835
Financial expenses	(302,332)	(335,330)	(555,534)	(728,364)
Exchange variations, net	(25,591)	696,096	(96,436)	844,946
Gain and losses on derivatives, net	1,019	16,762	2,468	(16,286)
INCOME (LOSS) BEFORE TAXES	992,461	(410,250)	1,687,145	(463,522)
Income and social contribution taxes
Current	(200,400)	(140,814)	(386,364)	(85,120)
Deferred	63,908	221,969	127,932	254,546

NET INCOME (LOSS)	855,969	(329,095)	1,428,713	(294,096)
ATTRIBUTED TO:
Parent company’s interest	733,056	(266,060)	1,237,321	(177,628)
Non-controlling interests	122,913	(63,035)	191,392	(116,468)
	855,969	(329,095)	1,428,713	(294,096)

Basic earnings per share - preferred and common	0.52	(0.19)	0.87	(0.13)

Diluted earnings per share - preferred and common	0.52	(0.19)	0.87	(0.13)

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	for the six months period ended
	06/30/2010	06/30/2009

Cash flows from operating activities
Net income (loss)	1,428,713	(294,096)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	931,841	916,863
Impairment of assets	—	1,080,063
Equity in earnings of unconsolidated companies	(61,228)	120,716
Exchange variation, net	96,436	(844,946)
Gains and losses on derivatives, net	(2,468)	16,286
Post-employment benefits	6,712	96,046
Stock based remuneration	24,909	5,017
Income tax	258,432	(169,426)
Gain on disposal of property, plant and equipment and investments	(2,842)	(10,913)
(Reversal) Allowance for doubtful accounts	(494)	26,854
Provision for tax, labor and civil claims	107,559	11,620
Interest income and other financial incomes	(101,484)	(140,771)
Interest expense	427,056	562,707
Reversal of net realisable value adjustment in inventory	(49,603)	(64,434)
	3,063,539	1,311,586
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable	(944,107)	312,674
(Increase) Decrease in inventories	(1,354,712)	3,505,028
Increase (Decrease) in trade accounts payable	600,885	(839,012)
(Increase) Decrease in other receivables	(57,012)	106,673
Increase (Decrease) in other payables	76,391	(493,883)
Distributions from joint-controlled entities	41,890	938
Purchases of trading securities	(51,381)	(1,118,185)
Proceeds from maturities and sales of trading securities	802,247	1,385,768
Cash provided by operating activities	2,177,740	4,171,587

Interest paid on loans and financing	(157,023)	(558,569)
Income and social contribution taxes paid	(260,204)	(136,539)
Net cash provided by operating activities	1,760,513	3,476,479

Cash flows from investing activities
Additions to property, plant and equipment	(453,583)	(807,134)
Proceeds from sales of property, plant and equipment, investments and other intangibles	4,854	30,493
Additions to other intangibles	(2,534)	(84,430)
Payment for business acquisitions, net of cash of acquired entities	—	(4,200)
Purchases of available for sale securities	(520,819)	(992,933)
Proceeds from sales of available for sale securities	189,510	871,034
Net cash used in investing activities	(782,572)	(987,170)

Cash flows from financing activities
Purchase of own shares	(44,620)	—
Dividends and interest on capital paid	(721,265)	(106,633)
Payment of loans and financing fees	(2,987)	(37,200)
Proceeds from loans and financing	914,866	1,949,294
Repayment of loans and financing	(1,328,791)	(2,930,508)
Intercompany loans, net	591	(214,916)
Net cash used in financing activities	(1,182,206)	(1,339,963)

Exchange variation on cash and cash equivalents	(12,410)	(191,972)

(Decrease) Increase in cash and cash equivalents	(216,675)	957,374
Cash and cash equivalents at beginning of period	2,091,944	2,026,609
Cash and cash equivalents at end of period	1,875,269	2,983,983